希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L199-08cc/sal
Your Ref :

25 August 2008

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Announcement of Interim Dividend for the 6 Months Ended 30 June 2008
Option to Receive Shares in Lieu of Cash Dividend
Calculation of Market Value

We, a company incorporated in Hong Kong, furnish a copy of the subject announcement dated 21 August 2008 published on the website of the Company at www.hysan.com.hk and the designated issuer website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

[signature]

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PL

9/15

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code：00014)

**INTERIM DIVIDEND FOR THE 6 MONTHS ENDED 30 JUNE 2008
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND
CALCULATION OF MARKET VALUE**

On 5 August 2008, the Board of Directors of Hysan Development Company Limited (the "Company") has declared an interim dividend for the 6 months ended 30 June 2008 of HK14 cents per ordinary share (the "Share(s)") in the capital of the Company, payable to shareholders whose names appeared on the Register of Members on Thursday, 21 August 2008. Eligible shareholders may elect to receive such dividend in the form of cash or in the form of new shares, or a combination of these.

The number of new shares of par value HK$5.00 each (the "New Shares") to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the Market Value (as defined hereafter) of a New Share.

The market value, being the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the 5 consecutive Stock Exchange dealing days commencing on Friday, 15 August 2008 (the first day the Shares traded ex-dividend) has been determined to be HK$21.59 per Share (the "Market Value").

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 21 August 2008 x HK14 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value (HK\$21.59)}} = \begin{array}{c}\text{Maximum number of New Shares}\\ \text{(rounded down to the nearest whole number)}\end{array}$$

Fractions of New Shares will not be allotted to shareholders and entitlements to New Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. A circular to shareholders giving details of the scrip dividend, together with an election form, will be sent to eligible shareholders on or about Monday, 25 August 2008. Shareholders with registered addresses in certain jurisdictions as specified in the circular will be excluded from receiving the form of election and will only receive the interim dividend wholly in cash. Having obtained and taken into consideration legal opinions in those jurisdictions, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange on account either of the legal restrictions under the

laws of the relevant place or of the requirements of the relevant regulatory body or stock exchange in that place. Shareholders who wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares should complete and sign the form of election in accordance with the instructions printed thereon and return it to the share registrars and transfer office of the Company, Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on Monday, 8 September 2008. Shareholders who wish to receive the whole of the interim dividend in cash should NOT complete the form of election. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders by ordinary post at their risks on or about Friday, 12 September 2008 on which dealings of the New Shares will commence (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company). The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the interim dividend for the 6 months ended 30 June 2008.

As at the date of this announcement, the Board comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Tom Behrens-Sorensen, Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Directors) Ricky Tin For Tsang and Wendy Wen Yee Yung.

The announcement is published on the website of the Company (www.hysan.com.hk) and the designated issuer website of the Stock Exchange (www.hkexnews.hk).

On behalf of the Board
Wendy W.Y. Yung
Executive Director and Company Secretary

Hong Kong, 21 August 2008

END